CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

I Got It Holdings Corp. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of I Got It Holdings Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 150,000,000 shares of common stock having a par value of $0.0001 per share of which 80,000 shares shall be Common Class A; 30,000 shares shall be Common Class B; and 40,000 shares shall be Common Class C stock."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said I Got It Holdings Corp. has caused this certificate to be signed by an authorized officer, this 15 day of April, 2021.

BY: ______________________ -Signature

Name: Joseph A. De Perio -please print
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:18 PM 04/16/2021
FILED 04:18 PM 04/16/2021
SR 20211333549 - File Number 3927945